News Release	No. 11-202 February 10, 2011

Platinum Group Metals Options Canadian Platinum Target

Thunder Bay, Ontario: Benton Resources Corp ("Benton") (BTC.TSX-V) and Platinum Group Metals Ltd. (“PTM”) (PTM.TSX), based in Vancouver B.C and Johannesburg South Africa, have signed a binding agreement (the “Agreement”) which grants PTM the exclusive right to earn up to a 75% interest in Benton’s Bark Lake platinum-palladium project.  The property is comprised of 19 mineral claims totaling 3,884 hectares and located approximately 120 kilometres west of Thunder Bay, Ontario. Under the terms of the Agreement PTM must complete staged option payments and work commitments totaling $145,000 cash, 215,000 shares and $1,625,000 in exploration over a 7 year period.  PTM has the option to earn the final 5% (75% total) by completing a pre-feasibility study.   The Agreement is subject to regulatory approvals.

The Bark Lake property is host to platinum, palladium, copper and nickel showings contained in mineralized ultramafic rock either in outcrop or mineralized boulders.  The mineralized occurrences are situated along the Quetico Fault which is a major crustal-scale east west oriented structure. Recently discovered new styles of PGM mineralization are located proximal to this structure to the east.

Of particular interest was the discovery of the semi-massive, net-textured sulphide boulders measuring up to one cubic metre in size on the Bark Lake Property.  The boulders are angular, spread over a 200m distance, and believed to be located proximal to source.  Selective grab samples submitted for assay by Benton personnel from the boulders returned grades including 5.84 grams per tonne 3 PGM, 2.65gpt platinum, 1.46gpt palladium, 0.73gpt gold, 1.21% copper, 1.55% nickel.  Benton completed several exploration programs on the property that included grid establishment, aeromagnetics, ground magnetics, ground IP, geological mapping, prospecting, and limited shallow diamond drilling.  Although the source of the mineralized boulders has not been determined the work programs did identify a small ultramafic intrusion to the north where two shallow drill holes intersected anomalous platinum, palladium, and gold. The platinum palladium ratio exceeding 1:1 is also noteworthy in the new deposit model.

Clinton Barr (P.Geo.), V.P. Exploration for Benton Resources Corp., is the qualified person responsible for the information on the property.

 R. Michael Jones President of Platinum Group Metals said from Johannesburg, “As we focus on our platinum mine construction in Africa it is exciting to become active once more in our original exploration camp, where Platinum Group Metals was created, at a time when a new deposit model has emerged as an exploration target”.

PLATINUM GROUP METALS LTD.                                                                                                                                                            ...2

Platinum Group plans to increase its exploration activities in Canada and South Africa. Rob Van Egmond, P.Geo., a 25 year experienced geologist with Canadian and international experience that includes work with Cominco, BHP, Kennecott and a number of Canadian Junior exploration companies has been appointed Canadian Exploration Manger for Platinum Group Metals Ltd.

About Platinum Group Metals Ltd.

Platinum Group Metals (PTM-TSX, PLG-NYSE.A) is an experienced company in platinum group metals exploration and development. Platinum Group is in construction of a 275,000 ounce per year platinum mine in South Africa called the WBJV Project 1 Platinum Mine. Platinum Group Metals started in 2000 as a Canadian explorer for PGMs and continues to hold a significant mineral rights position in the Thunder Bay region near the North American Palladium Mine.

About Benton

Benton is a Canadian based junior with multiple joint ventures and a diversified property portfolio in Gold, Nickel, Copper, and Platinum group elements.  The Company currently has approximately $17.2 million in cash, owns approximately 55.37 million shares and 2.43 million warrants in Coro Mining Corp. (TSX.COP), holds approximately 348,000 shares of Stillwater Mining Company (NYSE:SWC), holds 782,500 shares in Marathon Gold Corp. (TSX.MOZ), holds 1.6 million shares in Puget Ventures (TSX-V.PVS), holds 4 million shares of Mineral Mountain Resources Ltd. (TSX-V.MMV), and holds 815,000 shares of Bell Copper Corporation (TSX-V.BCU).

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

President and CEO

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the timing of any debt/financing for Project 1, the potential to increase the Company’s interest in certain of its projects and further exploration on the Company’s properties. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in he Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.